Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommended that you read this in conjunction with our unaudited condensed consolidated financial statements for the six-month period ended June 30, 2021 and 2020 and the related notes to the condensed consolidated financial statements, which are included in this Report of Foreign Private Issuer on form 6-K. You should also read the following discussion in conjunction with the information contained in our annual report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 18, 2021. We have prepared our financial statements in accordance with IFRS as issued by IASB.

All references to “we,” “us,” “our,” “Entera”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Entera Bio Ltd. and its U.S. subsidiary Entera Bio Inc., unless the context otherwise requires.

Overview

 We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. Our current strategy for our lead product candidates is to use our technology to develop an oral formulation of human parathyroid hormone (1-34), or PTH, which has been approved in the United States in injectable form for over a decade. Our lead oral PTH product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. In both of these indications, the leading products are daily injectable formulations of PTH. In total, more than 260 healthy volunteers and patients, have received multiple doses of various formulations of our oral PTH (1-34).

 We met with the FDA in the fourth quarter of 2018 to discuss the development and regulatory pathway for EB613 for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the use of the 505(b)(2) regulatory pathway and the use of BMD rather than fracture incidence as the primary endpoint to support an NDA. Based on the FDA’s response, we believe that we may be able to use BMD as the primary efficacy endpoint for a Phase 3 trial and that a fracture endpoint trial will not be required.

 In July 2019, we initiated a Phase 2 multi-center, placebo-controlled dose-ranging trial of EB613 in approximately 160 osteoporosis patients, at 4 leading osteoporosis centers in Israel. This trial, which includes a treatment period of 6 months, was conducted to evaluate both the safety of EB613 and to identify the optimal dose that we will select to advance into a single Phase 3 pivotal trial. In this trial, we evaluated multiple bone markers, such as P1NP – a bone formation marker, CTX – a bone resorption marker, BMD, and various additional safety endpoints.

 In March 2021, we announced the final 3-month biomarker results.  The trials primary efficacy endpoint was met - the complete 3-month results from the trial showed a significant increase in the P1NP biomarker in the 2.5 mg dose group after 3 months of treatment (P <0.04) as compared to placebo. P1NP is a biomarker that indicates the rate of new bone formation and the change at 3-months is the primary endpoint in this Phase 2 trial.

 Secondary endpoints in the trial comprised the effect of treatment on several additional serum bone biomarkers at 3-months including, Osteocalcin and CTX. Similar to P1NP, Osteocalcin is a biomarker for bone formation by osteoblasts, the cells that build new bone. CTX is a biomarker that indicates the rate of bone resorption by osteoclasts, the cells that remove old bone. An osteoanabolic, or bone building effect, is based on the difference in bone formation and bone resorption. An increase in P1NP or Osteocalcin, for example, associated with a smaller increase (or decrease) in CTX, usually indicates an increase in bone mass.

 Similar to the increase in P1NP, a significant increase in Osteocalcin was also observed in the 2.5 mg group after 3 months (P <0.01). In line with a potential anabolic effect, a significant decrease in CTX was observed after 3 months of treatment (P <0.015). The decrease in CTX taken together with the increase in P1NP and Osteocalcin would indicate a potential positive impact on BMD and a reduced risk of fractures, which is the goal of an anabolic osteoporosis treatment.

 In June 2021, we announced the final 6-month bone mineral density (BMD) results from the completed Phase 2 clinical trial of EB613.  The most important BMD endpoint — change in lumbar spine (LS) BMD after 6 months — was met.  There were statistically significant dose-related trends in the increases in LS BMD as well as femoral neck and total hip BMD, with the largest increases observed in subjects treated with EB613 2.5 mg. Dose dependent increases in biochemical markers of bone formation were previously reported. A significant increase in lumbar spine (LS) BMD was observed in the 1.5 mg group, the non-titrated 2.5 mg group (those who received 2.5 mg for the full 6 months) and the titrated 2.5 mg group (who received lower doses during titration and 2.5 mg for 4 months). An increase in LS BMD is the primary endpoint for the 505(b)(2) pathway as was described by the FDA in Entera’s pre-IND meeting. At present it is believed that the single Phase 3 Pivotal study necessary under the 505b2 pathway would require a 12-month head-to-head study against Forteo® (the “reference drug”), designed to achieve non inferiority for increase in BMD of the lumbar spine.

 The trials primary efficacy endpoint was met - the complete 3-month results from the trial showed a significant increase in the P1NP biomarker in the 2.5 mg dose group after 3 months of treatment (P <0.04) as compared to placebo. P1NP is a biomarker that indicates the rate of new bone formation and the change at 3-months is the primary endpoint in this Phase 2 trial.

 Increases in LS BMD versus placebo observed at 6 months in previous Forteo® studies conducted with similar patient populations, were in the 3.9% range. In the current study LS BMD increased 3.78% (p<0.008) in the group treated with 2.5 mg for the full 6 months. When this group was combined with the titrated 2.5 mg group (who received lower doses during titration and 2.5 mg for just 4 months) LS spine BMD increased, 2.73% (p<0.002).

 Furthermore, EB613 had a significant impact on both femoral neck and total hip BMD at 6 months. The 2.5 mg EB613 treatment group had a 2.76% (p<0.002) increase in femoral neck, and a 1.84% (p<0.02) increase in total hip at 6 months, as compared to placebo. In contrast, significant increases in BMD of the femoral neck and total hip are usually not observed with Forteo® treatment at 6 months. Increases in hip BMD have been shown to correlate with decreases in non-vertebral fracture risk.

In December 2020, the FDA approved our Investigational New Drug Application (IND) for EB613 for the treatment of osteoporosis.  With the successful completion of the Phase 2 study, Entera will request an End-of-Phase-2 Meeting with the FDA to review the company’s EB613 Phase 2 results and proposed single Phase 3 protocol under the 505(b)(2) pathway to demonstrate non-inferiority to Forteo in BMD increase.   The start of the single Phase 3 clinical trial in osteoporosis patients using sites in, the United States, Israel and other territories is planned for 2022. We believe that the study design to achieve the BMD endpoint, to be discussed with the FDA, will have a much smaller number of patients and be significantly shorter in duration than a pathway that utilizes a placebo-controlled bone fracture endpoint.

 Our lead product candidate for hypoparathyroidism, EB612, is an oral formulation of PTH (1-34). We believe that EB612, if approved, has the potential to become the standard of care for hypoparathyroidism. We have tested several formulations of our oral PTH (1-34) in multiple Phase 1 clinical trials to test different manufacturing technologies, formulations, administration parameters and dosing regimens. This data led to a number of Phase 2 studies evaluating different formulations of EB612 in hypoparathyroidism patients including a multicenter Phase 2a clinical trial of EB612 in hypoparathyroidism patients. The endpoints in the Phase 2trials, included examination of the PK/PD levels of EB612, as well as serum calcium, serum phosphate, urinary calcium and urinary phosphate. In these trials, EB612 was generally well tolerated and achieved the targeted blood levels of PTH, serum calcium, serum phosphate, and the hormonal metabolite of vitamin D (1,25- dihydroxyvitamin D).

 In February 2021 Entera announced a new research program for an oral glucagon-like peptide-2 (GLP-2) analog based on the Company’s platform technology. GLP-2, a peptide produced in the intestine and the central nervous system via the brainstem and hypothalamus, is known to enhance intestinal absorption, specifically the increased absorption of nutrients.

 The only GLP-2 analog currently on the market, teduglutide, was approved in 2012 as a once daily injection for the treatment of short bowel syndrome in the U.S. and Europe, registering global sales of $574 million in 2019. In preclinical models, Entera’s oral formulation of a GLP-2 analog has shown a comparable pharmacokinetic profile to a subcutaneous injection. The ability of GLP-2 analogs to improve intestinal function, combined with new findings about the gut-bone and gut-brain connections, indicates these peptides may also have a role in the treatment of other diseases.

 In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. For example, in the fourth quarter of 2018, we signed a license agreement with Amgen. We may sign additional licensing or collaboration agreements in the future. To fuel our business development efforts we have signed Material Transfer Agreements  (“MTA”) with three companies to demonstrate our oral delivery platform on proprietary molecules.

 We intend to utilize future funds, as available, to advance EB613 and EB612 through clinical development and ultimately towards regulatory approval. To date, we have funded our operations through our sales of our Ordinary Shares under our Equity Distribution Agreement with Canaccord Genuity LLC and B. Riley Securities, Inc in connection with the Company's ATM Programs, sales of Ordinary Shares in our IPO, private placements of our Ordinary Shares and preferred shares, warrants, convertible debt, government grants and through revenues generated from research collaboration and our license agreement with Amgen. We have no products that have received regulatory approval and have never generated revenue from sales of any product.

 Since inception, we have incurred significant losses. For the six months ended June 30, 2021 and 2020, our operating losses were $5.0 million and $6.4 million, respectively and we expect to continue to incur significant expenses and losses for the next several years. As of June 30, 2021, we had an accumulated deficit of $87.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, our expenditures on any other research and development activities, and payments under the collaboration with Amgen or any future collaborations into which we may enter.

 As a result of our recurring losses from operations, negative cash flows and lack of liquidity, management is of the opinion that there is substantial doubt as to the Company's ability to continue as a going concern. If we are unable to raise the requisite funds, we will need to curtail or cease operations. See “Item 3.D.–Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital.” on our 2020 Annual Report on Form 20-F filed with the SEC on March 18, 2021.

 As of August 8, 2021, we had cash and cash equivalents of $28.1 million. In order to fund further operations, including initiating Phase 3 study, we will need to raise additional capital. We may raise these funds through private and/or public equity offerings, including the sale of common stock through our ATM Agreement with B. Riley, debt financings, government grants, strategic collaborations, partnership for Phase 3 financing and licensing arrangements. Additional financing may not be available when we need it or may not be available.

 We believe that our existing cash and cash equivalents, will be sufficient to meet our projected operating requirements into the fourth quarter of 2022.

 As of August 8, 2021, we had 19 employees and five consultants who provide services to us on a part-time basis. Our operations are located in Jerusalem, Israel and in the United States.

Patent Transfer, Licensing Agreements and Grant Funding

 There have been no material changes to our patent transfer, licensing agreements and grant funding from those reported in “Item 5.A.– Results of Operations” our 2020 Annual Report on Form 20-F filed with the SEC on March 18, 2021.

Results of Operations

Comparison of Six Months period Ended June 30, 2021 and 2020

	(unaudited) Six Months Ended June 30,		Increase (Decrease)
	2021	2020	$	%
	(In thousands, except for percentage information)
Revenues	$266	$94	$172	183
Cost of revenues	121	73	48	66
Operating expenses:
Research and development expenses, net	2,417	3,616	(1,199)	(33)
General and administrative expenses	2,759	2,827	(68)	(2.4)
Other income	22	-	22	-
Operating loss	5,009	6,422	(1,413)	(22)
Financial expenses (income), net	9,555	(314)	9,870	3,142
Taxes on income	78	-	78	-
Net loss	$14,642	$6,108	$8,534	140

Revenue

 Revenues for the six months ended June 30, 2021 and 2020 were $266,000 and $94,000, respectively. In this period, the majority of our revenues were attributable to research and development, or R&D services provided to Amgen under our 2018 collaboration agreement.

Cost of Revenue

 The cost of revenues for the six months ended June 30, 2021 were $121,000 compared to $73,000 for the six months ended June 30, 2020 and were primarily attributed to salaries and related expenses in connection with the R&D services provided to Amgen.

Research and Development Expenses, net

       Research and development expenses for the six months ended June 30, 2021 were $2.4 million, compared to $3.6 million for the six months ended June 30, 2020, a decrease of $1.2 million. The decrease was primarily due to a decrease of $0.6 in professional and consulting services expenses due to submission of the IND in 2020 and a decrease of $0.6 million in EB613 clinical trial related expenses including materials and production costs, which was completed in June 2021.

General and Administrative Expenses

   General and administrative expenses for the six months ended June 30, 2021 and 2020 were $2.8 million. The changes in General and administrative expenses for the six months ended June 30, 2021, compared to the same period previous year, were mainly attributed to a decrease of $0.2 million in professional fees which were offset by an increase of $0.1 million in share-based compensation and an increase of $0.1 million in D&O insurance costs.

Financial Expenses (income), Net

 Financial expenses (income), net for the six months ended June 30, 2021 and 2020 are mainly resulting from the re-measurement of warrants issued in connection with our 2018 initial public offering and our private placement in December 2019 which included a second closing in February 2020. The   financial expenses of $9.9 million in the six months ended June 30, 2021, is attributed to the increase in the fair value of the warrants mainly due to an increase in our market share price, as well as to the exercise of all warrants issued as part private placement in December 2019 which included a second closing in February 2020 during the six months ended June 30, 2021.

Cash Flows

Comparison of Six Months period Ended June 30, 2021 and June 30, 2020

 The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	(unaudited) six months ended June 30,
	2021	2020
	(in thousands)
Cash used in operating activities	$(4,348)	$(6,182)
Cash used in investing activities	-	(29)
Cash provided by financing activities	22,681	793
Net increase (decrease) in cash and cash equivalents	$18,333	$(5,418)

Net Cash Used in Operating Activities

 Net Cash used in operating activities for the six months ended June 30, 2021 was $4.3 million consisting primarily of our operating loss of $5.0 million and an increase of $0.3 million in our working capital which were partially offset by $0.9 million of share-based compensation expense and $0,1 in depreciation expenses.

 Net Cash used in operating activities for the six months ended June 30, 2020 was $6.2 million consisting primarily of our operating loss of $6.4 million and an increase of $0.6 million in working capital which were partially offset by $0.8 million of share-based compensation expense and $0.1 million of depreciation expense. We currently planning on the Phase 3 clinical trial for EB613 to commence in the second quarter of 2022 and anticipate that net cash used in operating activities will increase significantly as a result of that trial.

 The decrease in cash used in operating activities for the six months ended June 30, 2021 compared to the same period in 2020, was mainly attributed to a decrease of $1.4 million in our operating expenses, a decrease of $0.3 in working capital mainly due to a decrease in payments to suppliers and services providers and an increase in cash received from Amgen, which were partially offset by an increase in payments to D&O insurance.

Net Cash Used in Investing Activities

       Net Cash used in investing activities for the six months ended June 30, 2020 were attributed to purchase of property and equipment. For the six months ended June 30, 2021, no cash was used in or provided by investing activities.

Net Cash Provided by Financing Activities

 Net Cash provided by financing activities for the six months ended June 30, 2021 consisted primarily of the net proceeds of $22.7 million from the issuance of Ordinary shares under our ATM Programs, exercise of options and warrants.

 Net Cash provided by financing activities for the six months ended June 30, 2020 consisted primarily of the net proceeds of $0.8 million from the issuance of the Ordinary Shares and Warrants in the final closing of our December 2019 private placement offering.

Comparison of Three Months period Ended June 30, 2021 and 2020

	(unaudited) Three Months Ended June 30,		Increase (Decrease)
	2021	2020	$	%
	(In thousands, except for percentage information)
Revenues	$(109)	$(52)	$(57)	110%
Cost of revenues	63	31	32	103
Operating expenses:
Research and development expenses, net	1,258	2,011	(753)	(37)
General and administrative expenses	1,450	1,537	(87)	(6)
Other income	(12)	*	(12)	-
Operating loss	2,650	3,527	(877)	(25)
Financial expenses (income), net	2,464	(337)	2,801	831
Taxes on income	40	-	40	-
Net loss	$5,154	$3,190	$1,964	62%

Revenue

 Revenues for the three months ended June 30, 2021 and 2021 were $109,000 and $52,000 and were attributable R&D services provided to Amgen under our 2018 collaboration agreement.

Cost of Revenue

 The cost of revenues for the three months ended June 30, 2021 and 2020 were $63,000 and $31,000 and were comprised of salaries and related expenses in connection with the R&D services provided to Amgen.

Research and Development Expenses, Net

 Research and development expenses for the three months ended June 30, 2021 were $1.3 million, compared to $2 million for the three months ended June 30, 2020.  The decrease was primarily due to a decrease of $0.4 in professional and consulting services expenses due to submission of the IND in 2020 and a decrease of $0.3 million in EB613 clinical trial related expenses including materials and production costs, which was completed in June 2021.

General and Administrative Expenses

 General and administrative expenses for the three months ended June 30, 2021 and 2020 were $1.5 million. The changes in General and administrative expenses for the three months ended June 30, 2021, compared to the same period previous year, were mainly attributed to a decrease of $0.2 million in professional fees which were offset by an increase of $0.2 million in D&O insurance costs

Financial Expenses (income), Net

Financial expenses (income), net for the three months ended June 30, 2021 and 2020 are primarily due to the re-measurement of warrants issued in connection with our 2018 initial public offering and our private placement in December 2019 which included a second closing in February 2020. The increase in financial expenses of $2.8 million in the three months ended June 30, 2021, is attributed to the increase in the fair value of the warrants mainly due to an increase in our market share price, as well as to the exercise of all warrants issued as part private placement in December 2019 which included a second closing in February 2020 during the three months ended June 30, 2021

Liquidity and Capital Resources

 Since our inception through June 30, 2021, we have funded our operations primarily through private and public offerings, including through our ATM programs, convertible loans, grants from governmental authorities and payments under our collaboration with Amgen.

 Our cash and cash equivalents as of June 30, 2021 were approximately $26.9 million, compared to approximately $8.6 million as of December 31, 2020.

 Since inception, we have incurred significant losses. As a result of our recurring losses from operations, negative cash flows and lack of liquidity management is of the opinion that there is substantial doubt as to the Company's ability to continue as a going concern. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2020, expressing the existence of substantial doubt about our ability to continue as a going concern on our Annual Report on Form 20-F filed with the SEC on March 18, 2021. For the six months ended June 30, 2021 and June 30, 2020, our operating losses were $5.0 million and $6.4 million, respectively. We expect to continue to incur significant expenses and losses for the next several years. As of June 30, 2021, we had an accumulated deficit of $87.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, our expenditures on any other research and development activities and payments under our collaboration with Amgen or any future collaborations into which we may enter.

Funding Requirements

 We believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements, including initiating Phase 3 study into the fourth quarter of 2022.

 We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently project. Because of the numerous risks and uncertainties associated with the development of our product candidates, and the extent to which we may enter into collaborations with third parties for development of these or other product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current and future product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of clinical trials for, and data and regulatory review of, EB613, EB612 and any other product candidates we may develop.

•	the costs of development activities for any other product candidates we may pursue.

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

•	the impact of COVID-19, once known, on our clinical trials, regulatory timelines, business operations and financial stability; and

•	our ability to establish collaborations on favorable terms, if at all.

 We continue to evaluate various financing alternatives in the public or private equity markets, government grants or through the license of our technology to additional external parties through partnerships or research collaborations as we will need to finance future research and development activities, general and administrative expenses and working capital. However, there is no certainty about our ability to obtain such financing.

 We do not have any committed external sources of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our then-existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that may adversely affect their rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may include requirements to hold minimum levels of funding. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or collaborations, when needed, we may be required to delay, limit, reduce or terminate our product development efforts or grant rights to develop and market our oral PTH product candidates and any other product candidates that we would otherwise prefer to develop and market ourselves.

 Our unaudited condensed consolidated financial statements for the six months ended June 30, 2021, included on Report of Foreign Private Issuer on form 6-K, note that there is substantial doubt about our ability to continue as a going concern as of such date; This means that our management expressed substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources. The condensed consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that may be necessary should we be unable to continue as a going concern. If we are unable to finance our operations, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our financial statements, and it is likely that investors would lose all or a part of their investment.

       For more information as to the risks associated with our future funding needs, see “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 18, 2021.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, there are no material changes to our contractual obligations from those reported under “Item 5.F.–Contractual Obligations” in our Annual Report on Form 20-F filed with the SEC on March 18, 2021.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5.E.– Off-Balance Sheet Arrangements” in our Annual Report on Form 20-F filed with the SEC on March 18, 2021.

Critical Accounting Policies Estimates

       There have been no material changes to the significant accounting policies and estimates described in “Item 5.A.– Results of Operations–Critical Accounting Policies and Estimates” in our Annual Report on Form 20-F filed with the SEC on March 18, 2021.

Foreign Private Issuer Status

As of June 30, 2021, we are no longer considered a foreign private issuer and accordingly, such change in status will require us, as of January 1, 2022, to comply with all periodic disclosures and reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities more time consuming and costly.

Cautionary Statement Regarding Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K of Entera Bio Ltd. includes forward looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs forward-looking statements include, but are not limited to, statements about:

•
the scope, progress and costs of developing our product candidates such as EB613 for Osteoporosis and EB612 for Hypoparathyroidism, including without limitation any changes to the design of the ongoing Phase 2 clinical trial of EB613 or the need for additional clinical trials or development work based on further analysis of the interim data from the ongoing EB613 Phase 2 clinical trial;

•	the accuracy of our estimates regarding expenses, capital requirements, the sufficiency of our cash resources and the need for additional financing;

•	our ability to raise additional funds on commercially reasonable terms, including via our At The Market, or ATM, Program;

•	our ability to develop, advance product candidates into, and successfully complete, clinical studies such as our ongoing Phase 2 clinical trial of EB613 in osteoporosis;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•
our interpretation of FDA feedback and guidance and how such guidance may impact our clinical development plans, specifically our ability to utilize the 505(b)(2) pathway for the development and potential approval of EB613 and any other product candidates we may develop;

•	our expectations regarding licensing, business transactions and strategic collaborations, including our ongoing collaboration with Amgen;

•	our ability to use and expand our drug delivery technology to additional product candidates;

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to continue as a going concern absent access to sources of liquidity;

•	our ability to obtain and maintain regulatory approval for any of our product candidates;

•	our competitive position, especially with respect to Forteo® and other products on the market or in development for the treatment of osteoporosis;

•	our ability to establish and maintain development and commercialization collaborations;

•	any potential commercial launch of current or future product candidates, and the timing, cost or other aspects of such commercialization;

•	our ability to manufacture and supply sufficient amounts of material to support our clinical trials and any potential future commercial requirements;

•	the safety and efficacy of therapeutics marketed by competitors that are targeted toward indications for which we are developing product candidates;

•	the size of any market we may target and the adoption of our product candidates, if approved, by physicians and patients;

•	our ability to obtain, maintain and protect our intellectual property and operate our business without infringing misappropriating or otherwise violating any intellectual property rights of others;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	the possibility that competing products or technologies may make any product candidates we may develop and commercialize or our oral delivery technology obsolete;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to develop a sales, marketing and distribution infrastructure, if any;

•	our ability to manage growth;

•
the duration and severity of the recent coronavirus (COVID-19) outbreak, the actions that may be required to contain the Coronavirus or treat its impact, and its impact on our operations and workforce, including our research and development, preclinical studies and clinical trials; and

•	other risk factors discussed under “Risk Factors" in our Annual report on Form 20-F for the year ended December 31, 2020.

       All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K involve risks, assumptions and uncertainties and are made as of the date of this Report of Foreign Private Issuer on Form 6-K. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and “Risk Factors” in our Form 20-F for the year ended December 31, 2020 for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Report of Foreign Private Issuer on Form 6-K are based on information available to us on the date of this Report of Foreign Private Issuer on Form 6-K. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report of Foreign Private Issuer on Form 6-K or in our Prospectus might not occur.